UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

OMB APPROVAL
OMB Number 3235-0123
Expires March 31, 2016
Estimated average burden
Hours per response 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 24181

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2014** AND ENDING **DECEMBER 31, 2014**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

LEVY HAWKINS & CO., INC. **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

366 Madison Ave. 14th Fl

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL J. HARKINS, PRESIDENT **212-888-3030**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN,CPAsLLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

3/12

3/6/15

OATH OR AFFIRMATION

I, *MICHAEL J. HARKINS*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *LEVY HARKINS &CO., INC. as of December 31, 2014*, are true and correct.
I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

x ______________________
Signature

President
Title

x ______________________
Notary Public

LUCIA LOSCALZO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01LO6008231
Qualified in Westchester County
My Commission Expires June 08, 2018

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Operations.
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(c)(3).

LEVY, HARKINS & CO., INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

LEVY, HARKINS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS	
Cash and cash equivalents	$ 687,797
Investment advisory fees receivable	834,939
Prepaid expenses	8,786
Furniture, fixtures, and leasehold improvements - net of accumulated depreciation and amortization of $207,641 (Note 2d)	127,098
Security deposit	129,161
Pension plan asset (Note 3)	1,455,732
Total assets	$3,243,513
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	150,993
Total liabilities	150,993
Commitments and contingencies (Notes 4 and 5)	
Stockholders' Equity (Note 6)	
Common stock - $1.00 par value; 430.10 shares authorized, issued and outstanding	400
Additional paid-in capital	39,750
Retained earnings	2,481,089
Less: 21.50 shares treasury stock at cost	(92,562)
Accumulated other comprehensive income	663,843
Total stockholders' equity	3,092,520
Total liabilities and stockholders' equity	$3,243,513

The accompanying notes are an integral part of this statement.

Note 1- **Nature of Business**

Levy, Harkins & Co., Inc. (The "Company") clears all securities transactions through its clearing broker (J.P. Morgan Clearing Corp.) on a fully disclosed basis, and consequently operates under the exemptive provisions of S.E.C. Rule 15c3-3 (k) (2) (ii). The Company provides investment advisory services mainly to individual investors.

Note 2- **Summary of Significant Accounting Policies:**

a) ***Revenue Recognition***

Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

Investment advisory fees are recognized as revenues on a monthly basis as earned.

b) ***Cash and Cash Equivalents***

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

c) ***Income Taxes***

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholders are liable for individual income taxes on their respective shares of the Company's taxable income. Provision for New York City General Corporation Tax was based on income plus certain modifications to net income.

d) ***Property and Equipment***

Furniture and fixtures are depreciated on the accelerated cost recovery and straight-line methods over an estimated useful life of three to ten years. The various methods are used for book and tax purposes and do not differ materially from generally accepted accounting depreciation methods.

Leasehold improvements are recorded at cost and are amortized in accordance with the straight-line method over the life of the lease.

Note 2- Summary of Significant Accounting Policies (continued):

e) ***Use of Estimates***

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

f) ***Pension Costs***

The Company accounts for pension costs under SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" and SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and other Post- Retirement Plans." Among other things the provisions of these standards standardize the disclosure requirements for pension and other post-retirement benefits to the extent practicable.

Changes in the value of pension assets and pension obligations are netted and recognized on the balance sheet as they occur. On the income statement such changes are not recognized as they occur but systematically and gradually over subsequent periods. Items recognized on the balance sheet but deferred for income statement recognition are included in accumulated other comprehensive income.

SFAS-158 was effective for non-public companies for fiscal years ended after June 15, 2007.

Note 3- Pension Plan

The Company established, in 1999, a non-contributory defined benefit pension plan and a defined contribution plan which in total cover all full-time employees. Benefits are based on years of service and compensation. The following table sets forth the plans funded status and amounts recognized in the Company's statement of financial condition at December 31, 2014:

Benefit Obligation	$ 3,233,367
Fair Value of Plan Assets	4,689,099
Funded Status	$ 1,455,732

Amount recognized in the statement of Financial Condition (net of deferred taxes)	$ 1,455,732
Accumulated benefit obligation	$ 3,210,298

Note 3- Pension Plan (continued)

Weighted-average assumptions:	
Discount rate	3.15%
Expected return on plan assets	9.00%
Rate of compensation increase	3.00%
Employee contribution	-0-
Benefits paid in 2014	$ 255,000

To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. This resulted in the selection of the 9% long-term rate of return on assets assumption.

As of December 31, 2014 the pension plan assets were allocated 100% to equity securities.

The Company's overall investment strategy for the pension plan assets is to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants while still allowing for a prudent level of risk. Risk tolerance is established through consideration of plan demographics, plan liabilities, plan funded status and overall corporate financial condition.

The Company expects to contribute $-0- to its defined benefit pension plan in 2014.

The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

2015	**255,000**
2016	**255,000**
2017	**255,000**
2018	**255,000**
2019	**255,000**
Thereafter	**1,275,000**

In addition, the amount charged to operations under the defined contribution plan in 2014, was $(193,851).

Note 4- Commitments and Contingencies:

The Company rents office space pursuant to a lease agreement expiring December 31, 2017. Rental payments plus escalation for real estate taxes, are payable monthly. The Company's minimum rental commitments over the next three years are as follows:

2015	481,437
2016	491,066
2017	500,887

The Company rents additional office space from an officer/stockholder of the Company, pursuant to a lease agreement which expired June 25, 2005. The lease is currently on a month to month basis. In 2014, the officer/stockholder was paid $44,000 pursuant to this lease.

Note 5- Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 6- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2014, the Company had net capital of $525,768, which was $515,701 in excess of its required net capital of $10,067. The Company's net capital ratio was 28.72%.

A copy of the Company's Statement of Financial Condition as of December 31, 2014, pursuant to SEC Rule 17a-5 is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission and the office of the Financial Industry Regulatory Authority.

LEVY, HARKINS & CO., INC.
COMPUTATION OF NET CAPITAL UNDER S.E.C RULE 15c3-1
December 31, 2014

Credit Factors		
Stockholders' Equity		$ 3,092,520
Total Credit Factors		3,092,520
Debit Factors		
Investment advisory fees receivable		834,939
Prepaid expenses and other assets		137,947
Fixed assets (net)		127,098
Pension plan asset		1,455,732
Haircut		11,036
Total Debit Factors		2,566,752
Net Capital		525,768
Less minimum net capital requirements, greater of 6 2/3% of aggregate indebtedness, or $5,000		10,067
Remainder: capital in excess of all requirements		$ 515,701
Capital ratio: (maximum allowances 1500%)		
*Aggregate indebtedness	150,993	
Divided by: Net Capital	525,752 = 28.72%	
*Aggregate indebtedness		
Accounts payable and accrued expenses		$ 150,993

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2014)

Net Capital as reported in Company's Part II Unaudited FOCUS report	$ 504,268
Audit Adjustments	21,500
Net Capital, per above	$ 525,768

The accompanying notes are an integral part of this statement.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Levy, Harkins & Co., Inc.
366 Madison Avenue – 14th Floor
New York, NY 10017

We have audited the accompanying statement of financial condition of Levy, Harkins & Co., Inc. (the Company) as of **December 31, 2014**. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Levy, Harkins & Co., Inc. as of **December 31, 2014** in conformity with accounting principles generally accepted in the United States.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 18, 2015